SCHEDULE 13G                                                         Page 1 of 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                TALEO CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    87424N104
                                 (CUSIP Number)

                                February 27, 2008
             (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G                                                         Page 2 of 4

CUSIP No. 87424N104

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    1    NAMES OF REPORTING PERSONS

                  Omnicom Group Inc.

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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                   (b)  [x]

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    3    SEC USE ONLY

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    4    CITIZEN OR PLACE OF ORGANIZATION

                  New York

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                         5    SOLE VOTING POWER

         NUMBER OF                   0
          SHARES         ----------------------------------------------------
       BENEFICIALLY      6    SHARED VOTING POWER
       OWNED BY EACH
         REPORTING                   2,123,637(1)
          PERSON         ----------------------------------------------------
           WITH          7    SOLE DISPOSITIVE POWER

                                     0
                         ----------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                                     2,123,637(1)

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    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,123,637(1)

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    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  Not Applicable

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    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.2% (2)

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    12   TYPE OF REPORTING PERSON

                  CO

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(1)  Omnicom Group Inc. is the majority owner of Seneca Investments LLC, and may be deemed to have voting and dispositive power and beneficially own the 2,123,637 shares of Taleo Corporation Class A Common Stock held of record by Seneca Investments LLC.

(2) Based on 26,050,352 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at April 30, 2008 (462,118 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

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SCHEDULE 13G                                                         Page 3 of 4

ITEM 1(a).   Name of Issuer:
             Taleo Corporation

ITEM 1(b).   Address of Issuer's Principal Executive Offices:
             4140 Dublin Boulevard, Suite 400,
             Dublin, California 94568

ITEM 2(a).   Name of Person Filing:
             Omnicom Group Inc.

ITEM 2(b).   Address of Principal Business Office:
             437 Madison Avenue,
             New York, New York, 10022

ITEM 2(c).   Citizenship:
             New York

ITEM 2(d).   Title of Class of Securities
             Class A Common Stock

ITEM 2(e).   CUSIP Number
             87424N104

ITEM 3.      Not applicable.

ITEM 4.      Ownership

     (a) Amount beneficially owned:

     See Item 9 of cover page. Omnicom Group Inc. is the majority owner of Seneca Investments LLC, and may be deemed to have voting and dispositive power and beneficially own the 2,123,637 shares of Taleo Corporation Class A Common Stock held of record by Seneca Investments LLC.

     (b) Percent of class:

     See Item 11 of cover page.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

          See Item 5 of cover page.

          (ii) Shared power to vote or to direct the vote

          See Item 6 of cover page.

          (iii) Sole power to dispose or to direct the disposition of

          See Item 7 of cover page.

          (iv) Shared power to dispose or to direct the disposition of

          See Item 8 of cover page.

ITEM 5.      Ownership of Five Percent or Less of a Class

             If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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SCHEDULE 13G                                                         Page 4 of 4

ITEM 6:      Ownership of More than Five Percent on Behalf of Another Person:

             Seneca Investments LLC has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities described on this Schedule 13G.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

             Not applicable.

ITEM 8:      Identification and Classification of Members of the Group.

             Not applicable.

ITEM 9:      Notice of Dissolution of Group

             Not applicable.

ITEM 10:     Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2008

                                      Omnicom Group Inc.

                                      By:    /s/ Michael J. O'Brien
                                             ----------------------
                                      Name:  Michael J. O'Brien
                                      Title: Senior Vice President,
                                             General Counsel and Secretary